SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )


NeuroOne Medical Technologies Corporation
(Name of Issuer)


Common Stock, 0.001 par value
(Title of Class of Securities)

64130M 100
(CUSIP Number)


July 6, 2018
(Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

 Rule 13d-1(b)

X Rule 13d-1(c)

 Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 64130M 100
1
NAME OF REPORTING PERSON:
FundRx NeuroOne Fund, a series of FundRx Master Fund I, LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) __
(b) X(1)
3
SEC USE ONLY:
4
CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH:
5
SOLE VOTING POWER: 683,850


6
SHARED VOTING POWER: 0

7
SOLE DISPOSITIVE POWER:  683,850(2)


8
SHARED DISPOSITIVE POWER:  0

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  683,850(2)

10
CHECK IF THE
AGGREGATE
AMOUNT IN ROW
(9) EXCLUDES
CERTAIN SHARES:

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
6.8%  (See Item 4 herein)
12
TYPE OF REPORTING PERSON:
OO
(1)	This statement on Schedule 13G is filed by FundRx NeuroOne Fund, a series of FundRx Master Fund I, LLC (FundRx NeuroOne
Fund), Assure Fund Management II, LLC, and Jeremy Neilson (together with each of the foregoing, the Reporting Persons). The
Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G.
(2)	As of December 27, 2018, includes 455,900 shares underlying a warrant to purchase common stock with an exercise price of $1.80 per share held by FundRx NeuroOne Fund.


CUSIP No. 64130M 100
1
NAME OF REPORTING PERSON:
Assure Fund Management II, LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) __
(b) X(1)
3
SEC USE ONLY:
4
CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH:
5
SOLE VOTING POWER:  0


6
SHARED VOTING POWER:  0


7
SOLE DISPOSITIVE POWER:  0


8
SHARED DISPOSITIVE POWER:  0

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  683,850(2)

10
CHECK IF THE
AGGREGATE
AMOUNT IN ROW
(9) EXCLUDES
CERTAIN SHARES:

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
6.8%  (See Item 4 herein)
12
TYPE OF REPORTING PERSON:
OO
(1)	This statement on Schedule 13G is filed by FundRx NeuroOne Fund, a series of FundRx Master Fund I, LLC (FundRx NeuroOne
Fund), Assure Fund Management II, LLC, and Jeremy Neilson (together with each of the foregoing, the Reporting Persons).  The
Reporting Persons expressly disclaim status as a group for
purposes of this Schedule 13G.
(2)	As of December 27, 2018, includes 455,900 shares underlying a warrant to purchase common stock with an exercise price of $1.80 per share held by FundRx NeuroOne Fund.


CUSIP No. 64130M 100
1
NAME OF REPORTING PERSON:
Jeremy Neilson
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) __
(b) X(1)
3
SEC USE ONLY:
4
CITIZENSHIP OR PLACE OF ORGANIZATION:
United States of America
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH:
5
SOLE VOTING POWER:  0


6
SHARED VOTING POWER:  0


7
SOLE DISPOSITIVE POWER:  0


8
SHARED DISPOSITIVE POWER:  0)

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  683,850(2)

10
CHECK IF THE
AGGREGATE
AMOUNT IN ROW
(9) EXCLUDES
CERTAIN SHARES:

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
6.8%  (See Item 4 herein)
12
TYPE OF REPORTING PERSON:
IN
(1)	This statement on Schedule 13G is filed by FundRx NeuroOne Fund, a series of FundRx Master Fund I, LLC (FundRx NeuroOne
Fund), Assure Fund Management II, LLC, and Jeremy Neilson (together with each of the foregoing, the Reporting Persons). The
Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G.
(2)	As of December 27, 2018, includes 455,900 shares underlying a warrant to purchase common stock with an exercise price of $1.80 per share held by FundRx NeuroOne Fund.

END OF COVER PAGE
       The Reporting Persons named in Item 2 below are hereby jointly filing this Schedule 13G (this
Statement) because due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities named in Item 4 below by one of the Reporting Persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Statement (the Joint Filing Agreement), a copy of which is attached hereto as Exhibit 1.

Item 1.	(a)	Name of Issuer.

		NeuroOne Medical Technologies Corporation

	(b)	Address of issuers principal executive offices.

		10006 Liatris Lane, Eden Prairie, MN 55347

Item 2.	(a)	Name of person filing (the Reporting Persons).

       FundRx NeuroOne Fund, a series of FundRx Master Fund I, LLC
(FundRx NeuroOne Fund)
       Assure Fund Management II, LLC (Assure)
       Jeremy Neilson
	(b)	Address or principal business office or, if none, residence.

The address for the Reporting Persons is PO Box 171305,
Salt Lake City, Utah 84117.

	(c)	Citizenship or Place of Organization.

Both FundRx NeuroOne Fund, a series of FundRx Master Fund I, LLC and Assure Fund
Management II, LLC are organized in the State of Delaware, and Jeremy Neilson is a citizen of the United States of America.

	(d)	Title of class of securities.

		Common Stock, $0.001 par value

	(e)	CUSIP No.

		64130M 100

Item 3.

If this statement is filed pursuant to .240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)		Broker or dealer registered under section 15 of
the Act (15 U.S.C. 78o).

(b)		Bank as defined in section 3(a)(6) of the
Act (15 U.S.C. 78c).

(c)		Insurance company as defined in section 3(a)(19)
of the Act (15 U.S.C. 78c).

(d)		Investment company registered under section 8 of
the Investment Company Act of 1940 (15
U.S.C. 80a-8).

(e)		An investment adviser in accordance with  2
40.13d-1(b)(1)(ii)(E).

(f)		An employee benefit plan or endowment fund in
accordance with  240.13d-1(b)(1)(ii)(F).

(g)		A parent holding company or control person in
accordance with 240.13d-1(b)(1)(ii)(G).

(h)		A savings association as defined in Section 3(b)
 of the Federal Deposit Insurance Act (12
U.S.C. 1813).

(i)		A church plan that is excluded from the definition
 of an investment company under section
3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)		A non-U.S. institution in accordance with
240.13d-1(b)(1)(ii)(J).

(k)		Group, in accordance with 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in
accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.  Ownership.







(c)
Number of Shares as to which the person has:


Name

(a)
Amount
Beneficially
Owned(1)

(b)
Percent
of Class

Sole Power to
Vote or to
Direct the
Vote

Shared
Power to
Vote or to
Direct the
Vote

Sole Power to
Dispose or to
Direct the
Disposition of

Shared Power to
Dispose or to
Direct the
Disposition of
FundRx NeuroOne Fund,
a series of FundRx
Master Fund I, LLC

683,850(2)

6.8%

683,850(

0

683,850

0
Assure Fund
Management II, LLC

0

0

0

0

0

0
Jeremy Neilson

0

0

0

0

0

0
(1)	Shares reported herein represent shares which are beneficially owned by FundRx NeuroOne Fund, a series of FundRx Master Fund I,
LLC. Assure Fund Management II, LLC serves as the Manager of FundRx NeuroOne Fund, a series of FundRx Master Fund I, LLC, however has no ownership interest in the Issuer. Jeremy Neilson is the CEO of the Funds Manager. Each of the Reporting Persons
disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.
(2)	Includes 455,900 shares underlying a warrant to purchase common stock with an exercise price of $1.80 per share held by FundRx
NeuroOne Fund.

 As of October 3, 2018 (based on 9,656,505 shares of the Issuers
Common Stock outstanding as provided by the Issuer).


Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Not applicable.

Item 7.	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

	Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.


Item 10.	Certification.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:


FUNDRX NEUROONE FUND, A SERIES OF FUNDRX MASTER FUND I, LLC:


____________________________
Name: Jeremy Neilson
Title: CEO of the Funds Manager


ASSURE FUND MANAGEMENT II, LLC:


___________________________
Name: Jeremy Neilson
Title: CEO


JEREMY NEILSON:



____________________________

























Exhibit 1

JOINT FILING AGREEMENT

       Pursuant to Rule 13d-1(k)(1)(iii) of the Securities
 Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13G and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in NeuroOne Medical Technologies Corporation.

       The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

       IN WITNESS WHEREOF, the undersigned have executed this Agreement as of


FUNDRX NEUROONE FUND, A SERIES OF FUNDRX MASTER FUND I, LLC:


____________________________
Name: Jeremy Neilson
Title: CEO of the Funds Manager


ASSURE FUND MANAGEMENT II, LLC:


___________________________
Name: Jeremy Neilson
Title: CEO


JEREMY NEILSON:



____________________________

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